Exhibit 99.1

ReneSola Announces Results of 2011 Annual General Meeting

JIASHAN, China, September 13, 2011 – ReneSola Ltd (NYSE: SOL) (“ReneSola” or the “Company”), a leading global manufacturer of solar products, today announced that all shareholder resolutions proposed at the Company’s 2011 annual general meeting held today were duly passed. Specifically, the shareholders passed resolutions approving:

1.	the Company’s financial statements for the year ended December 31, 2010, together with the reports of the auditors thereon; and

2.	the re-election of Mr. Xianshou Li as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company's Articles of Association; and

3.	to re-appoint Deloitte Touche Tohmatsu CPA Ltd. as auditors of the Company to hold office until the conclusion of the next General Meeting.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung
ReneSola Investor Relations
Tel:	+86-573-8473-9011
E-mail:	ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
E-mail:	sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	sol@ogilvy.com